

Mail Stop 3720

December 29, 2009

Via U.S. Mail and Fax (828.387.2531)
Gerry McClinton
Chief Financial Officer
CHDT Corporation
350 Jim Moran Boulevard, Suite 120
Deerfield Beach, FL 33442

> **RE: CHDT Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2009, June 30, 2009**
> **and September 30, 2009**
> **File No. 000-28831**

Dear Mr. McClinton:

    We have reviewed your supplemental response letter dated December 14, 2009 as well as the above referenced filings and have the following comments. As noted in our comment letter dated December 2, 2009, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Report of Independent Registered Public Accountants, page F-1

1.   We note your response to our previous comment 2. You should file an amended Form 10-K that includes a corrected report from your independent public accountants.

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    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

   You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

        Sincerely,

        Larry Spirgel
        Assistant Director